Active Health Foods, Inc.
6185 Magnolia Ave.
Suite 403
Riverside, California 92506

Telephone (951) 360-9970
Fax (626) 335-7750

November 16, 2010

Kevin Dougherty
United States Securities and Exchange Commission
100 F Street NE
Mailstop 4628
Washington, D.C. 20549-

Re:           Active Health Foods, Inc.
Amended Registration Statement on Form S-1
Filed August 30, 2010
File No. 333-164788

Dear Mr. Dougherty:

Following hereto are our responses to your comment letter dated September 22, 2010.  The questions raised by your comment letter are numbered in the sequence of your comment letter and Active Health Foods, Inc. responses follow immediately thereto.  The Registration Statement has been amended and filed accordingly.

_________________________________________

General

1.
We note that your response letter filed on EDGAR on August 30, 2010 references certain exhibits which were submitted supplementally to the staff.  Please file a response on EDGAR with all such exhibits.

RESPONSE

Your instruction is noted.  However, there has been some difficulty converting the graphics physically submitted to you to EDGAR.  It should be noted that you requested the physical copies previously which were submitted to you and receipt acknowledged.  The Company respectfully requests that those copies be deemed sufficient for all intents and purposes.  If those graphic copies of all the product boxes and wrappers are now unacceptable because of an electronic problem, then the Company will respectfully withdraw those exhibits.

Prospectus Summary Information, page 4

2.
We note your response to prior comment 5.  Please disclose your prior production history with Betty Lou’s in your prospectus summary, and that you plan to contract with Betty Lou’s in the future if and when you have sufficient financing.  Please also disclose that you had no revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, and had $30 in total assets at June 30, 210.

RESPONSE

“Company Business Overview”, pages 4 and 5, has been modified to include all your comments as follows (changes are underlined and in italics):

Active Health Foods, Inc. (“AHF” or the “Company”), was incorporated in the State of California on January 9, 2008 under the same name.

 Active Health Foods, Inc. is a California corporation and developmental stage company with a principal business objective of providing competitively priced, premium quality, organic energy bars. Active Health Foods, Inc. has developed the brand name “Active XTM” for its energy bars. The term “Active XTM” was trademarked by the company on May 6, 2008 (Exhibit 99.2).  Active XTM energy bars are organic, moist and flavorful. Our energy bars are made from a proprietary formula developed by and exclusive to Active Health Foods, Inc. This proprietary blend only uses natural and organic ingredients. Active XTM energy bars come in four flavors:

►           Almond Chocolate Delight

►           Peanut Butter Chocolate Joy

►           Cashew Berry Dream

►           Coconut Cocoa Passion

Each energy bar is 1.8 net ounces and comes wrapped in a distinctive, decorated full color wrapping. Each flavor is packaged into a full color decorated display box, which is specifically designed to be used as a counter display for the retailer. Each uniquely designed display box holds 16 bars. There are eight display boxes to a case, for a total of 128 bars per case.

Active Health Foods, Inc. has our Active XTM bars produced in the state of Oregon by Betty Lou’s, Inc., 750 South East Booth Bend Road, McMinnville, Oregon. We do not have any written contracts with Betty Lou’s, Inc.  The Company has made two runs of our energy bars with Betty Lou’s, Inc., 750 South East Booth Bend Road, McMinnville, Oregon.  We will contract with this company to continue to produce our energy bars if funding becomes available. Betty Lou’s, Inc. has a minimum run of 15,000 bars (can be of one flavor or a mix of flavors) at $0.70 per bar for a total of $11,550.

Betty Lou’s, Inc. has a Certificate of Conformance, under standards found in 7 CFR Part 205 National Organic Program, issued by Indiana Certified Organic, LLC, a Certificate of Completion as a result of a Product Safety, Quality and Food Defense audit by NSF International of current Good Manufacturing Practices, Codes/NACMCF HACCP and Best Industry Practices, and a letter of certification evidencing compliance with all requirements for Processor certification.  Indiana Certified Organic, LLC is a USDA Accredited Certifying Agent under the National Organic Program.  Additionally, the Indiana Certified Organic, LLC company has verified the certified organic status of the Active Health Foods, Inc.’s energy bars.  Betty Lou’s, Inc. has also informed the Company that it has a certification under Quality Assurance International and the USDA’s National Organic Programs (NOP).

The company Think, Plan, Deliver, 1010 #B Southwest Eleventh Ave., Portland, Oregon produces the wrappings and boxes for Active Health Foods, Inc. from designs developed by and exclusive to Active Health Foods, Inc. Once produced, the wraps and boxes are shipped directly to the production facility in Oregon that make the energy bars using the proprietary formula developed by and exclusive to Active Health Foods, Inc. We do not have any written contracts with Think, Plan, Deliver company.  Think, Plan, Deliver’s minimum run of wrappers is 250,000 for a cost of $11,100.  Their minimum run of boxes of 50,000 for a cost of $10,500.

Following production of the Active XTM bars, our energy bars will be shipped directly to distributors or retailers or the Company will have the bars shipped to a local warehouse to be stored until further consignment to vendors.

Active Health Foods, Inc. has identified a management company with a network of both brokers and distributors across the United States that will sell to retail outlets including, but not limited to, health food stores and gyms, as well as any other location it is appropriate and viable for marketing Active XTM energy bars. It is the intent of Active Health Foods, Inc. to retain this management company once there is sufficient working capital generated for steady production of the Active XTM bars. We do not have any written contracts with this company at this time.

We are a small, start-up company that lacks a stable customer base.  We have had no revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, and had $30 in total assets at June 30, 2010. Since our inception on January 9, 2008 to the present, we have generated only nominal revenues and substantial losses of $270,063 since inception. We believe that the funds expected to be received from the minimum sale of our common equity will be sufficient to finance our efforts to become operational and carry us through the next twelve (12) months. There can be no assurance that the actual expenses incurred will not materially exceed our estimates. As a result, our independent auditors have expressed substantial doubt about our ability to continue as a going concern.  If we do not produce sufficient cash flow to support our operations over the next 12 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern. There are no formal or informal agreements to obtain such financing.  We cannot assure you that any financing can be obtained or, if obtainable, that it will be on reasonably acceptable terms.

We have filed this registration statement in an effort to become a fully reporting company with the Securities and Exchange Commission in order to enhance our ability to raise additional working capital. There is currently no public market for our common stock. We are currently in discussions, or will soon commence discussions, with various market makers in order to arrange for an application to be made with respect to our common stock for approval for quotation on the Over-the-Counter Bulletin Board (OTCBB) upon the effectiveness of this prospectus and closure of the offering.

3.
Please disclose the minimum run requirements and the cost of such run for the production of your product by Betty Lou’s and the wrappings and boxes provided by Think, Plan, Deliver, as you disclose in response to prior comments 17 and 22.

RESPONSE

“Company Business Overview”, pages 4 and 5, has been modified to include all your comments as follows (changes are underlined and in italics):

Active Health Foods, Inc. (“AHF” or the “Company”), was incorporated in the State of California on January 9, 2008 under the same name.

 Active Health Foods, Inc. is a California corporation and developmental stage company with a principal business objective of providing competitively priced, premium quality, organic energy bars. Active Health Foods, Inc. has developed the brand name “Active XTM” for its energy bars. The term “Active XTM” was trademarked by the company on May 6, 2008 (Exhibit 99.2).  Active XTM energy bars are organic, moist and flavorful. Our energy bars are made from a proprietary formula developed by and exclusive to Active Health Foods, Inc. This proprietary blend only uses natural and organic ingredients. Active XTM energy bars come in four flavors:

►           Almond Chocolate Delight

►           Peanut Butter Chocolate Joy

►           Cashew Berry Dream

►           Coconut Cocoa Passion

Each energy bar is 1.8 net ounces and comes wrapped in a distinctive, decorated full color wrapping. Each flavor is packaged into a full color decorated display box, which is specifically designed to be used as a counter display for the retailer. Each uniquely designed display box holds 16 bars. There are eight display boxes to a case, for a total of 128 bars per case.

Active Health Foods, Inc. has our Active XTM bars produced in the state of Oregon by Betty Lou’s, Inc., 750 South East Booth Bend Road, McMinnville, Oregon. We do not have any written contracts with Betty Lou’s, Inc.  The Company has made two runs of our energy bars with Betty Lou’s, Inc., 750 South East Booth Bend Road, McMinnville, Oregon.  We will contract with this company to continue to produce our energy bars if funding becomes available. Betty Lou’s, Inc. has a minimum run of 15,000 bars (can be of one flavor or a mix of flavors) at $0.70 per bar for a total of $11,550.

        Betty Lou’s, Inc. has a Certificate of Conformance, under standards found in 7 CFR Part 205 National Organic Program, issued by Indiana Certified Organic, LLC, a Certificate of Completion as a result of a Product Safety, Quality and Food Defense audit by NSF International of current Good Manufacturing Practices, Codes/NACMCF HACCP and Best Industry Practices, and a letter of certification evidencing compliance with all requirements for Processor certification.  Indiana Certified Organic, LLC is a USDA Accredited Certifying Agent under the National Organic Program.  Additionally, the Indiana Certified Organic, LLC company has verified the certified organic status of the
                Active Health Foods, Inc.’s energy bars.  Betty Lou’s, Inc. has also informed the Company that it has a certification under Quality Assurance International and the USDA’s National Organic Programs (NOP).

The company Think, Plan, Deliver, 1010 #B Southwest Eleventh Ave., Portland, Oregon produces the wrappings and boxes for Active Health Foods, Inc. from designs developed by and exclusive to Active Health Foods, Inc. Once produced, the wraps and boxes are shipped directly to the production facility in Oregon that make the energy bars using the proprietary formula developed by and exclusive to Active Health Foods, Inc. We do not have any written contracts with Think, Plan, Deliver company.  Think, Plan, Deliver’s minimum run of wrappers is 250,000 for a cost of $11,100.  Their minimum run of boxes of 50,000 for a cost of $10,500.

Following production of the Active XTM bars, our energy bars will be shipped directly to distributors or retailers or the Company will have the bars shipped to a local warehouse to be stored until further consignment to vendors.

Active Health Foods, Inc. has identified a management company with a network of both brokers and distributors across the United States that will sell to retail outlets including, but not limited to, health food stores and gyms, as well as any other location it is appropriate and viable for marketing Active XTM energy bars. It is the intent of Active Health Foods, Inc. to retain this management company once there is sufficient working capital generated for steady production of the Active XTM bars. We do not have any written contracts with this company at this time.

We are a small, start-up company that lacks a stable customer base.  We have had no revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, and had $30 in total assets at June 30, 2010. Since our inception on January 9, 2008 to the present, we have generated only nominal revenues and substantial losses of $270,063 since inception. We believe that the funds expected to be received from the minimum sale of our common equity will be sufficient to finance our efforts to become operational and carry us through the next twelve (12) months. There can be no assurance that the actual expenses incurred will not materially exceed our estimates. As a result, our independent auditors have expressed substantial doubt about our ability to continue as a going concern.  If we do not produce sufficient cash flow to support our operations over the next 12 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern. There are no formal or informal agreements to obtain such financing.  We cannot assure you that any financing can be obtained or, if obtainable, that it will be on reasonably acceptable terms.

We have filed this registration statement in an effort to become a fully reporting company with the Securities and Exchange Commission in order to enhance our ability to raise additional working capital. There is currently no public market for our common stock. We are currently in discussions, or will soon commence discussions, with various market makers in order to arrange for an application to be made with respect to our common stock for approval for quotation on the Over-the-Counter Bulletin Board (OTCBB) upon the effectiveness of this prospectus and closure of the offering.

4.
In response to prior comment 6 you discuss in your response how you certify that your products are certified organic.  Please disclose this in your prospectus summary.  Also, provide an explanation of the role of ICO in your filing, which we note appears to be a USDA Accredited Certifying Agent under the National Organic Program.

RESPONSE

“Company Business Overview”, pages 4 and 5, has been modified to include all your comments as follows (changes are underlined and in italics):

Active Health Foods, Inc. (“AHF” or the “Company”), was incorporated in the State of California on January 9, 2008 under the same name.

 Active Health Foods, Inc. is a California corporation and developmental stage company with a principal business objective of providing competitively priced, premium quality, organic energy bars. Active Health Foods, Inc. has developed the brand name “Active XTM” for its energy bars. The term “Active XTM” was trademarked by the company on May 6, 2008 (Exhibit 99.2).  Active XTM energy bars are organic, moist and flavorful. Our energy bars are made from a proprietary formula developed by and exclusive to Active Health Foods, Inc. This proprietary blend only uses natural and organic ingredients. Active XTM energy bars come in four flavors:

►           Almond Chocolate Delight

►           Peanut Butter Chocolate Joy

►           Cashew Berry Dream

►           Coconut Cocoa Passion

Each energy bar is 1.8 net ounces and comes wrapped in a distinctive, decorated full color wrapping. Each flavor is packaged into a full color decorated display box, which is specifically designed to be used as a counter display for the retailer. Each uniquely designed display box holds 16 bars. There are eight display boxes to a case, for a total of 128 bars per case.

Active Health Foods, Inc. has our Active XTM bars produced in the state of Oregon by Betty Lou’s, Inc., 750 South East Booth Bend Road, McMinnville, Oregon. We do not have any written contracts with Betty Lou’s, Inc.  The Company has made two runs of our energy bars with Betty Lou’s, Inc., 750 South East Booth Bend Road, McMinnville, Oregon.  We will contract with this company to continue to produce our energy bars if funding becomes available. Betty Lou’s, Inc. has a minimum run of 15,000 bars (can be of one flavor or a mix of flavors) at $0.70 per bar for a total of $11,550.

Betty Lou’s, Inc. has a Certificate of Conformance, under standards found in 7 CFR Part 205 National Organic Program, issued by Indiana Certified Organic, LLC, a Certificate of Completion as a result of a Product Safety, Quality and Food Defense audit by NSF International of current Good Manufacturing Practices, Codes/NACMCF HACCP and Best Industry Practices, and a letter of certification evidencing compliance with all requirements for Processor certification.  Indiana Certified Organic, LLC is a USDA Accredited Certifying Agent under the National Organic Program.  Additionally, the Indiana Certified Organic, LLC company has verified the certified organic status of the Active Health Foods, Inc.’s energy bars.  Betty Lou’s, Inc. has also informed the Company that it has a certification under Quality Assurance International and the USDA’s National Organic Programs (NOP).

The company Think, Plan, Deliver, 1010 #B Southwest Eleventh Ave., Portland, Oregon produces the wrappings and boxes for Active Health Foods, Inc. from designs developed by and exclusive to Active Health Foods, Inc. Once produced, the wraps and boxes are shipped directly to the production facility in Oregon that make the energy bars using the proprietary formula developed by and exclusive to Active Health Foods, Inc. We do not have any written contracts with Think, Plan, Deliver company.  Think, Plan, Deliver’s minimum run of wrappers is 250,000 for a cost of $11,100.  Their minimum run of boxes of 50,000 for a cost of $10,500.

Following production of the Active XTM bars, our energy bars will be shipped directly to distributors or retailers or the Company will have the bars shipped to a local warehouse to be stored until further consignment to vendors.

Active Health Foods, Inc. has identified a management company with a network of both brokers and distributors across the United States that will sell to retail outlets including, but not limited to, health food stores and gyms, as well as any other location it is appropriate and viable for marketing Active XTM energy bars. It is the intent of Active Health Foods, Inc. to retain this management company once there is sufficient working capital generated for steady production of the Active XTM bars. We do not have any written contracts with this company at this time.

We are a small, start-up company that lacks a stable customer base.  We have had no revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, and had $30 in total assets at June 30, 2010. Since our inception on January 9, 2008 to the present, we have generated only nominal revenues and substantial losses of $270,063 since inception. We believe that the funds expected to be received from the minimum sale of our common equity will be sufficient to finance our efforts to become operational and carry us through the next twelve (12) months. There can be no assurance that the actual expenses incurred will not materially exceed our estimates. As a result, our independent auditors have expressed substantial doubt about our ability to continue as a going concern.  If we do not produce sufficient cash flow to support our operations over the next 12 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern. There are no formal or informal agreements to obtain such financing.  We cannot assure you that any financing can be obtained or, if obtainable, that it will be on reasonably acceptable terms.

We have filed this registration statement in an effort to become a fully reporting company with the Securities and Exchange Commission in order to enhance our ability to raise additional working capital. There is currently no public market for our common stock. We are currently in discussions, or will soon commence discussions, with various market makers in order to arrange for an application to be made with respect to our common stock for approval for quotation on the Over-the-Counter Bulletin Board (OTCBB) upon the effectiveness of this prospectus and closure of the offering.

Risk Factors, page 9

5.
We note your revised disclosure provided in response to prior comment 11.  Please also present the risks presented by the first two paragraphs under this section under discrete headings that succinctly identify the risks.

RESPONSE

Your comment is noted and the first two paragraphs of the “Risk Factors” section has been modified to reflect the following:

RISK FACTORS

The following are risk factors which are directly related to the Company’s business, financial condition and this offering. Investing in our securities involves a high degree of risk and you should not invest in these securities unless you can afford to lose your entire investment. You should read these risk factors in conjunction with other more detailed disclosures located elsewhere in this prospectus.

THE COMPANY’S OPERATIONS DEPEND EXCLUSIVELY ON GREGORY MANOS WHO HAS NO EXPERIENCE IN PUBLIC COMPANIES

Active Health Foods, Inc.’s operations depend solely on the efforts Gregory Manos, the sole officer and director of the Company.  Mr. Manos has no experience related to public company management.

Because of this, we may be unable to offer and sell the shares in this offering, develop our business or manage our public reporting requirements. The Company cannot guarantee that it will be able to overcome any such obstacles.

THE COMPANY’S SOLE OFFICER AND DIRECTOR IS INVOLVED IN OTHER EMPLOYMENT OPPORTUNITIES

Gregory Manos, our sole officer and director, is involved in other employment opportunities and may periodically face a conflict in selecting between Active Health Foods, Inc. and other personal and professional interests. The Company has not formulated a policy for the resolution of such conflicts, should they occur. If the Company loses Mr. Manos to other pursuits without a sufficient warning, the Company may, consequently, go out of business.

All of our presently issued and outstanding common shares are restricted. . . . page 12

6.	Please explain why you removed language from this risk factor and from page 24 relating to the restrictions on the use of Rule 144 for shell companies.

RESPONSE

After consultation with Kevin Dougherty of the SEC, the following response is being provided.

We believe that we are not a shell company.  The definition of a shell company is as follows:

Rule 144(i)(1) defines a shell company as a company that is now or at any time previously has been an issuer, that has:

(A) No or nominal operations; and
(B) Either:
(1)  No or nominal assets;
(2)  Assets consisting solely of cash and
       cash equivalents; or
(3)  Assets consisting of any amount of cash
       and cash equivalents and nominal other
       assets.

This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

Active Health Foods, Inc. is a development stage company pursuing an actual business plan as unmistakably reflected in its S-1/A.

Use of Proceeds, page 13

7.
We note your response to prior comment 12.  However, we have not asked for details of proposed expenditures, only a brief outline of the identified uses within your business plan.  Moreover, you appear to know the minimum run requirement and corresponding costs for production of your energy bar by Betty Lou’s and the wrappings and boxes by Think, Plan, Deliver.  You also disclose in response to prior comment 18 the monthly cost of retaining MJM Management; your estimate of the monthly costs of a product sales development company; and the costs of a basic as well as a comprehensive internet presence with an ordering system from Building 13 Design Group, Inc.  Accordingly, please:

•	Break out the amounts to be allocated to each of the identified Sales and Marketing uses depending on whether you sell the minimum, mid-point or the maximum number of shares;

RESPONSE

Pursuant to our discussions with Kevin Dougherty of the SEC, this section has been accordingly amended.

•	Indicate the order of priority for such purposes and discuss plan if substantially less than the maximum is obtained; and

RESPONSE

Pursuant to our discussion with Kevin Dougherty of the SEC, this section has been accordingly amended.  Please note that the “order of priority” as stated in the comment is identified by the categories delineated and the amounts allocated for those categories.  As far as the comment to “discuss plan if substantially less than the maximum is obtained”, that is specifically noted in the categories identified as “Minimum” ($25,000 raised) and “50% of Maximum” ($150,000).  These categories were likewise identified in prior filings.

•	Indicate any amounts apart from the proceeds being raised necessary to complete the identified uses.

RESPONSE

Pursuant to our discussions with Kevin Dougherty of the SEC, this section has been modified with this additional language:  “The Company believes that, under the categories and amounts allocated as reflected under the Use of Proceeds chart above, no amounts apart from the proceeds being raised would be necessary to complete the identified uses.”

Description of Business, page 19

Intellectual Properties, page 20

8.
In response to prior comment 15 you disclose that SVP Nutritionals and Chi Life Science had previously marketed Active XTM energy bars that you provided to them from previous runs of Active’s energy bars.  Please explain the relationship between you and Shanais V. Pelka of SVP Nutritionals.  A webpage describing the Active XTM bars sold by SVP describes the Active XTM bar as from a recipe that nutritionist Shanais Pelka made for family and friends and later decided to mass market.  Similarly, we note disclosure on page 30 that on January 17, 2008 you issued 100,000 shares of common stock to Ms. Pelka for “services related to the development of the products.”

RESPONSE

The relationship between Ms. Pelka and Active Health Foods, Inc. has been explained in disclosures of the S-1, namely that Ms. Pelka  holds a PhD in food science and was issued shares of common stock for services related to the development of the products of Active Health Foods, Inc.  There is no familial relationship between Mr. Manos and Ms. Pelka.  Historically, Mr. Manos was introduced to Ms. Pelka in 2007 by a third party because Ms. Pelka was having difficulty developing and marketing the energy bars.  Mr. Manos worked with Ms. Pelka to further develop the company.  In early 2008 Ms. Pelka wished to devoted her attention to other endeavors (she is now an elementary school teacher) so Mr. Manos took over the company for debt, a small amount of cash paid personally by him to her, and 100,000 shares of common stock in Active Health Foods, Inc.

Sales and Marketing Strategy, page 20

9.
In your response to prior comment 16 you disclose Mr. Manos’ employment history in the food and beverage industry and disclose that he intends to exploit various personal and professional contracts in the food and beverage industry.  Please disclose this strategy in this section of your filing and not just in your response.  Please also clarify how this will be an “unambiguous, attractive, creative marketing campaign” that will reach the “marketplace end-user,” or otherwise describe your plan to accomplish such a marketing campaign to marketplace end-users.

RESPONSE

Your comment is noted and the “Sales and Marketing Strategy” section has been modified to reflect your comment in the following manner:

“Mr. Gregory Manos has a long, rich history in the food and beverage industry, replete with personal contacts and professional acquaintances.  It is the intention of Mr. Manos to exploit the personal and professional contacts in the food and beverage industry that he has developed over the past 35 plus years.  More specifically, Mr. Manos has developed personal relationships with Costco buyers, as well as buyers for the 99 Cent store chain, Wal Mart, Sam’s Club, Krogers, Dollar Tree, Trader Joe’s, Whole Foods, and Mother’s Markets as well as others. Mr. Manos has a proven record in successful product identification, development and introduction and consistently builds organizations with major sales and profitability for consumer products.  Please see Mr. Manos’ biography herein. Additionally, Active Health Foods, Inc. has identified a management company that it intends to retain once there is sufficient working capital generated for steady production of the Active XTM energy bars.  The management company that has been identified by Active Health Foods, Inc. is MJM Management, P.O. Box 86668, Portland, Oregon.  The cost for retaining MJM Management was quoted by them to be $2,500 per month.  MJM Management has a network of both brokers and distributors across the United States that will sell to retail outlets including, but not limited to, health food stores and gyms, as well as any other location it is appropriate and viable for marketing Active XTM energy bars. The Company intends to explore additional marketing possibilities in other venues that sell energy bars such as grocery retail outlets, convenience stores like 7-11 and large box stores like Costco, Sam’s Club and Wal-Mart.

Betty Lou’s, Inc. has a minimum run of 15,000 bars (can be of one flavor or a mix of flavors) at $0.70 per bar for a total of $11,550.

The company Think, Plan, Deliver, 1010 #B Southwest Eleventh Ave., Portland, Oregon produces the wrappings and boxes for Active Health Foods, Inc. from designs developed by and exclusive to Active Health Foods, Inc. Once produced, the wraps and boxes are shipped directly to the production facilities, also in Oregon, that make the energy bars using the proprietary formula developed by and exclusive to Active Health Foods, Inc. Think, Plan, Deliver’s minimum run of wrappers is 250,000 for a cost of $11,100.  Their minimum run of boxes of 50,000 for a cost of $10,500.

Active Health Foods, Inc.’s strategic focus of effort will be on a long-term approach of communicating an unambiguous, attractive, creative marketing campaign, designed to resonate with the strongest key prospects for sales and service. This marketing undertaking will specifically identify Active Health Foods, Inc. to the marketplace end-user and will communicate a clear message of the products that Active Health Foods, Inc. can offer for the benefit of the consumer. Active Health Foods, Inc. will disseminate this message through the personal efforts of Gregory Manos, who has extensive experience in the food industry, and a nationwide network of brokers and distributors orchestrated by a management company Active Health Foods, Inc. intends to retain.  This management company, MJM Management, Portland, Oregon, will sign, manage and be directly responsible for the brokers and distributors. Active Health Foods, Inc. believes in the lifetime value of a customer rather than the instant gratification of a quick sale.

Initially, our sales and marketing strategy and the efforts we will undertake to market and sell our products will be the result of the efforts conducted solely by the Company management in conjunction with MJM Management.  We have not received any independent evaluation of our strategy and there can be no assurance that our strategy is an accurate or prudent assessment of the competitive conditions in today’s economic climate and our chosen industry in particular.

Active Health Foods, Inc. will seek to develop an internet presence once product sales and strength of distribution develop on a consistent basis. The internet service provider that Active Health Foods, Inc. has identified to provide a website once funds are available is Building 13 Design Group, Inc., Rosemead, California. The cost of development is dependent on the extent of the website to be developed.  A basic presence can be as little as $1,000.  A comprehensive website with an ordering system can run as much as $10,000.  There is no timeline for seeking or retaining Building 13 Design Group, Inc. because the variables in the market, the ability to locate funds, the need to develop a strong and consistent distribution network and public acceptance, just to name a few, are too many and diffuse to reasonably establish a timeline

As an additional marketing tool, AHF will actively engage in building close ties with critical suppliers, membership in business and professional associations and participation in public events in order to develop direct public exposure and exploit networking opportunities that might enhance our market introduction.

In its strategic planning, Active Health Foods, Inc. saw the possible need, in distant future, for a product sales development consultant to assist in developing and expanding our marketing strategy and sales exposure by identifying not only supplementary viable markets but possible additional compatible products as well.  There is no timeline for seeking or retaining such consultant because the variables in the market, the ability to locate funds, the need to develop a strong and consistent distribution network and public acceptance, just to name a few, are too many and diffuse to reasonably establish a timeline.  As time, product sales and strength of distribution develop on a consistent basis the need for such a consultant will become stronger. The best estimate that can be made as to the cost of a product sales development consultant would be in the same range as a distribution management company, namely, approximately $2,500 per month.”

10.	Please disclose the information about the minimum run requirement for Betty Lou’s and Think, Plan, Deliver provided in response to prior comment 17 under this section of your registration statement.

RESPONSE

Your comment is noted and the “Sales and Marketing Strategy” section has been modified to reflect your comment.  Please see our response to comment 9 above.

11.	We note the information you provided in response to prior comment 18. Please disclose this information in this section of your registration statement and not just in your response.

RESPONSE

Your comment is noted and the “Sales and Marketing Strategy” section has been modified to reflect your comment.  Please see our response to comment 9 above.

Existing or Probable Government Regulation, page 22

12.
In response to prior comment 20 you confirm that your products are not “dietary supplements” and also that your products are not subject to pre-approval before marketing.  Please revise this section to better disclose the current regulations that you and your manufacturer are subject to in regard to food ingredients, labeling, packaging and safety.

RESPONSE

Your comment is noted and the “Existing or Probable Government Regulations” section has been modified to reflect your comment and now reads as follows:

“Our products are not considered dietary supplements.  All food and beverage companies’ products and packaging must meet guidelines set by the Food and Drug Administration (FDA).  The FDA does not pre-approve or otherwise pass on the content of a product or the packaging of the product. The product manufacturer that Active Health Foods, Inc. will use (and has used in the past) is Betty Lou’s, Inc.. After extensive consultation with and confirmation by the manufacturer Betty Lou’s, Inc., we verified that we are not required to send samples for approval by the FDA prior to selling a product in the market place. Betty Lou’s, Inc. is an experienced food manufacturer and has a Certificate of Conformance, under standards found in 7 CFR Part 205 National Organic Program, issued by Indiana Certified Organic, LLC, a Certificate of Completion in a Product Safety, Quality and Food Defense audit by NSF International of current Good Manufacturing Practices, Codes/NACMCF HACCP and Best Industry Practices, and a letter of certification evidencing compliance with all requirements for Processor certification.  Additionally, Betty Lou’s, Inc. has a letter from the Indiana Certified Organic, LLC company verifying the certified organic status of the Active Health Foods, Inc.’s energy bars.  Betty Lou’s, Inc. has also informed the Company that it has a certification under Quality Assurance International and the USDA’s National Organic Programs (NOP).

The Federal Food and Drug Administration (FDA) does not have to pre-approve any packaging for our energy bar.  What the FDA does require is truth in packaging, which we have.  The guidelines for packaging, which Active Health Foods, Inc. has met, have been established by the FDA.  Active Health Foods, Inc. and its product manufacturer have read and understood them and will honor the regulations.

The Company is not aware of any specific regulatory obstacles to our business plan.  That is not to say that we are not generally aware of the multitude of rules, statutes and administrative regulations that may apply, including, but not limited to, local business licenses and regulations. However, we do not foresee these as prohibiting the implementation of our business plan, but merely as temporary administrative obstacles that will be addressed and overcome as they arise, or as best we can forecast their arrival.

Should we be able to develop and open our own production facility, we would be subject to further regulation under local, state and federal authorities, including possible requirements regarding occupational safety, production and labor practices, environmental protection and hazardous substance control, if any, and may be subject to other present and future local, state and federal regulation.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

13.	Please revise this section to include the information provided in response to prior comment 21 regarding your prior activities and activities since December 31, 2008.

RESPONSE

Your comment is noted and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” subsection “Plan of Operation” has been modified to reflect your comment by adding the following:

We are a small company with only modest resources with which to move our company forward.  Our limited revenues are the result of the two small runs of our energy bars by Active Health Foods, Inc., which we sold and derived profit therefrom.  Since December 31, 2008 Active Health Foods, Inc., with its limited resources, has been attempting to become fully operational by:

Identifying, investigating and refining our producers and negotiating costs;

Establishing new packaging and identifying, investigating and negotiating production costs;

Identifying and investigating a management company and negotiating costs;

Identifying and investigating a website development company;

Refining and developing a plan for implementing our marketing plan;

Maintaining Mr. Manos’ contacts within the industry;

Attempting to secure financing; and

Attempting to locate, identify and cultivate potential investor interest.

Liquidity, page 25

14.
Please revise this section to include the information provided in response to prior comment 22.  We also note your disclosure in response to prior comment 22 that you presently do not operate and so have no monthly or quarterly expenses.  Please reconcile this disclosure with your revised disclosure under your “results of operations” section in which you disclose that during the three months ended June 30, 2010 you incurred $8,962 in advertising costs to develop public awareness of your product.

RESPONSE

Your comment is noted and the “Liquidity” section has been modified to reflect your comment by adding the following:

“Presently, Active Health Foods, Inc. does not operate and therefore has no monthly or quarterly expenses, save those required to meet registration requirements.  Once Active Health Foods, Inc.’s registration statement become effective, we will secure investors and have operating capital with which to begin another production run.  At a minimum run of our product, we would require $11,550 for the manufacture of 15,000 of our energy bars, wrappings would cost $11,100 (for 250,000 wrappers), display boxes would cost $10,500 (for 50,000 boxes) for a total of $33,150.  In addition, the costs of maintaining ourselves as a public company for six months is estimated at $4,000 and the costs of maintaining ourselves as a public company for the first year is estimated at $8,000-10,000.  The total estimated costs for an initial minimum run of our energy bars and maintaining ourselves as a public company for six months is approximately $37,150 and $41,150 for 12 months.  It must be noted that the company absolutely does not anticipate the minimum offering being achieved.  In evaluating the interest that has been generated both by potential investors and retail outlets, the company anticipates easily being able to achieve investor interest of at least $150,000 and in all likelihood closer to the maximum raise of $300,000.  Additionally, management is investigating alternative methods funding, including third-party loans as well as additional cash infusion by the founder should investor interest not be sufficient to initiate a minimum run of the product.”

Additionally, in response to your reference to $8,962 listed as advertising expenses, Active Health Foods, Inc. does not have funds for traditional media and print advertising. The only advertising that Active Health Foods, Inc. can utilize at this time and in the foreseeable future to create public awareness is through its energy bar wrappings and display boxes.  The amount of $8,962 was used to create wrappings and retailer display boxes.  Active Health Foods, Inc. is using our packaging (wrappers and display boxes) as an advertising vehicle for retailer display advertising.

Business Experience of Each Director and Executive Officer, page 27

15.
We note your response to prior comment 23.  Please revise to disclose that since 2008 he (sic) has been developing a line of soft drinks and an energy beverage “for Manos Beverages, Inc.” in which he is one of two officers and directors.

RESPONSE

Your comment is noted and the following had been added under the section “Business Experience of Each Director and Executive Officer”:  “. . . for Manos Beverages, Inc., a separate corporation in which Mr. Manos is one of two officers and directors.”

16.
In response to prior comment 24 you explain that there is no discussion, communication, or desire by Mr. Manos to merge, acquire or otherwise cross interests between Active Health Foods, Inc. and Manos Beverages, Inc.  Please reconcile or clarify this with what is disclosed on the website htt://www.activeexbars.com/.  On this site, the main caption and logo is of “Manos Beverages Inc.” and below this caption there are pictures of three products:  “AND1 Clutch”; “All Natural: A sparkling Flavored Sugar-Free Beverage”; and “Active X” energy bars.  The bottom of the page says to please contact manosbeverages@charter.net or call 951.360.9970 for purchasing inquiries and availability.  From this, the operations and control of Manos Beverages and Active X appear one and the same, and/or all under the umbrella of Manos Beverages, Inc.

RESPONSE

As you have pointed out, Active X energy bars are advertised by SVP Nutritionals and on Amazon.com, although none are available at this time.  Manos Beverages, Inc. was likewise trying to gain some public exposure to the Active X energy bars.  Manos Beverages, Inc. and Active X are no more “one and the same” than SVP Nutritionals and Active X are “one and the same” or Amazon.com and Active X are “one and the same”.  The reference to Active X has been removed from the Manos Beverages, Inc. website.

Executive Compensation, page 29

17.
We note your response to prior comment 25.  Please revise your table to disclose, for the awards of stock, the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  Please also include this dollar value within a column entitled “total.”

RESPONSE

Pursuant with our discussions with Kevin Dougherty of the SEC, this table has been amended to reflect the concerns noted.

Financial Statements, page 32

18.
We note from your response to our prior comment number 26 that you are “in the process of updating financials from December 31, 2009, with the necessary information at the auditors at this time.”  We also note your amended filing refers to the “interim review of June 30, 2010” and includes the title “Report of Independent Accountants” in regards to the interim financial statements as of and for the periods ended June 30, 2010.  Please amend your filing and either include the appropriate review report or remove references to “review” and “Report of Independent Accountants.”  Please refer to Rule 8-03 of Regulation S-X.

RESPONSE

We have removed the reference to Report of Independent Accounts from the title page.

Audit Report of Independent Registered Accountants, page 41

19.
It appears you have included your independent auditor’s consent in your filing instead of their audit report on your financial statements.  Please remove the consent from page 41 and file your independent auditor’s report in its place.  Please also ensure your auditor’s report includes explanatory paragraphs relating to the substantial doubt about your ability to continue as a going concern disclosed in financial statement notes three, and the restatement to the prior period financial statements disclosed in financial statement note two.  For additional information, please refer to AU 508.11(b) and 11(d).

RESPONSE

We have inserted the Independent Auditors Report where the consent was previously presented in error.  The independent auditors report refers to the going concern issue as disclosed in Note 3.  However, it does not refer to the restatement as disclosed in Note 2 because the auditor’s opinion has been dated subsequent to the restatement.

Item 15 – Recent Sales of Unregistered Securities, page 56

20.
We note from your response to our prior comment 29 that you believe the fair value of the equity instruments issued is a more reliable criterion for financial statement measurement than the fair value of the services received.  Please modify your financial statement note 7 to disclose, if true, that the share based payments were recognized at the fair value of the shares issued, instead of “for services valued at…”  Please also briefly disclose your method of estimating the fair value of the equity instruments granted.  Refer to FASB ASC 718-10-50-1(c).

RESPONSE

Note 7 has been revised to clarify that the services were valued at the fair value of the shares issued.

21.
Please modify your disclosure on page 30 and under Item 15 of your Form S-1 to clarify your statement “the price of the common stock issued above was arbitrarily determined” does not mean that amounts recognized in the financial statements are arbitrary, but instead that it is your belief that the fair value of the shares issued and recognized in the financial statements may not be representative of the fair value of the services received.

RESPONSE

Your comment is noted and the noted sections have been amended to reflect your comments and now read (italicized wording was added):

“The price of the common stock issued above was arbitrarily determined and bore no relationship to any objective criterion of value. This does not mean that the amounts recognized in the financial statements are arbitrary, but instead that it is our belief that the fair value of the shares issued and recognized in the financial statements may not be representative of the fair value of the services received. At the time of issuance, the Company was recently formed, in the process of being formed, in the process of being developed, and/or developing its strategic business plan and possessed no assets.”

If you have any questions or comments, please feel free to contact Randy Brumbaugh (626-429-9634) at your earliest convenience.

Thank you for your anticipated courtesy and cooperation in this matter.

Very truly yours,

/s/ Gregory Manos

Gregory Manos
President